EXHIBIT 99.1

NEW FOUND INTERSECTS 300 G/T AU OVER 5.1M AND 215 G/T AU OVER 5.2M
AT KEATS WITH PHASE I TRENCH CHANNEL SAMPLES

Vancouver, BC, September 23, 2024 - New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce the results of the first phase of channel samples from the Keats Trench and an update on the Iceberg Trench at the Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Keats Trench Highlights:

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
KM-24-01-11	14.93	16.98	2.05	10.87	Keats Main Trench
Including	15.43	16.18	0.75	27.80
And	22.59	25.15	2.56	26.23
Including	24.15	25.15	1.00	60.84
And	30.03	34.91	4.88	7.35
Including	30.03	30.93	0.90	37.65
And	48.23	50.90	2.67	35.61
Including	48.23	49.08	0.85	108.74
KM-24-01-12	20.77	25.98	5.21	214.97	Keats Main Trench
Including	20.77	21.67	0.90	14.72
And	22.58	24.18	1.60	688.66
And Including	22.58	23.58	1.00	1088
KM-24-01-13	32.58	39.13	6.55	27.70	Keats Main Trench
Including	33.23	33.98	0.75	37.14
Including	35.68	36.23	0.55	263.48
KM-24-01-15	50.77	53.02	2.25	9.73	Keats Main Trench
Including	51.32	52.07	0.75	27.76
KM-24-01-16	17.50	31.20	13.70	10.38	Keats Main Trench
Including	19.25	20.20	0.95	128.71
And	44.25	70.84	26.59	13.41
Including	54.89	57.34	2.45	63.41
Including	58.34	63.00	4.66	13.61
Including	63.98	67.04	3.06	28.28
Including	69.94	70.84	0.90	12.46
KM-24-01-17	18.33	32.40	14.07	3.77	Keats Main Trench
Including	25.80	27.00	1.20	16.82
Including	27.85	28.60	0.75	10.88
And	39.97	51.59	11.62	33.57
Including	48.36	51.59	3.23	119.31
And	56.70	62.37	5.67	19.04
Including	59.39	61.77	2.38	43.62
And	73.66	78.76	5.10	300.36
Including	73.66	74.47	0.81	32.74
Including	76.22	77.86	1.64	907.44
And Including	76.22	77.02	0.80	1808
KM-24-01-18	35.85	52.45	16.60	38.88	Keats Main Trench
Including	38.35	41.45	3.10	44.53
Including	44.60	46.80	2.20	221.00

Table 1: Keats Trench Channel Sample Highlights

True widths are generally estimated to be 70% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed which could result in additional uncertainty in true width. Undulations in the bedrock surface could also result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as channel length.

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

•	Today’s highlight channel intervals include 300 g/t Au over 5.10m, 215 g/t Au over 5.21m, 38.9 g/t Au over 16.60m, 13.4 g/t Au over 26.60m, 10.4 g/t Au over 13.70m, and 27.7 g/t Au over 6.55m, confirming good continuity of high-grade mineralization while comparing well with neighbouring drill holes and demonstrating the broad distribution of gold mineralization in this portion of the Keats Zone (Figure 1).
•	Prior to trenching and channel sampling, the Keats Zone was fully obscured by overburden and defined entirely by diamond drilling. Exposing the bedrock surface and sampling it at this resolution represents an important step to fully understand the extent, distribution and variability of gold mineralization across this portion of the Keats Zone and provides insights that might apply to other areas of Keats that are not currently exposed or able to be assessed in this way. This new exposure has also enabled validation of the 3D geologic model, which controls, constrains, and dictates the geometries of gold mineralization at Queensway.
•	The Keats Zone is hosted within the Keats-Baseline Fault Zone (“KBFZ”), a high-grade gold bearing structure that has been defined over a current strike length of 1.9km averaging 50m wide. It is characterized by a damage zone containing gold-bearing quartz veins that form a network with varying orientations. The trenched surface gives a complete 2D picture, providing additional understanding of the gold system in the following ways:
o	Exposed an approximately 50m by 50m surface expression of the key southwest plunging high-grade corridor within the KBFZ that has been drill defined over a length of over 500m. Detailed mapping has provided an increased understanding of its controls, which will be beneficial for future exploration targeting.
o	Uncovered veins that were not well constrained by the drilling because of their oblique orientation in relation to the main drill orientation.
o	Revealed additional peripheral low-grade gold mineralization currently not well represented in drilling and the existing model.
•	This improved understanding along with the channel gold results are currently being incorporated into the Company’s 3D geological model which will extend the gold mineralization to the bedrock surface.
•	The Phase I channel sampling program was completed over a stripped bedrock surface that is 200m long by 70m wide with a 27-line sampling grid spaced 7.5m apart, covering a total length of 1,782m that includes 2,200 individual samples.
•	A Phase II channel sampling program is ongoing at Keats that is designed to increase the sample density along very high-grade veins to provide more certainty about grade variability of these domains. In addition, the Phase II program aims to better assess vein domains oblique to the systematic grid that were not adequately represented in the Phase I program.

Iceberg Trench Update:

•	A surface trench at the Iceberg Zone was announced on July 3, 2024, with a plan to excavate between 1-12 metres of overburden that covers the projection of the Iceberg Zone at the bedrock surface, exposing 220m of strike length over a 105m wide area (Figure 3).
•	The Company is now 80% complete with excavation and plans to undertake a detailed analysis of the geological and structural models currently defined through drilling, as well as a detailed channel sampling program.

Greg Matheson, COO of New Found, stated: “Our approach at the Keats Trench has been to systematically test across the entire exposed surface to accurately map the extent of gold mineralization and determine with more certainty the distribution and variability of the gold contained within the mineralized domain. This is the highest density of assay data at Keats obtained to date and we are extremely pleased to see the broad widths of high-grade mineralization carrying across the exposure which is largely in line with modelled mineralization from the drilling program. The assay grade data from the trench is another key component to building our geologic understanding of the mineralization and structural controls at Keats. Given some of the elevated high-grade gold encountered, with many individual samples exceeding 100 g/t and some above 1,000 g/t, the team is now completing a second phase of channel sampling. This Phase II program will include a more targeted assessment of the high-grade components of Keats and cross veins that were not well tested in the first phase.

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

“Many of the key zones at Queensway extend to the bedrock surface and given some of the sensitivity surrounding these types of systems, it is fortunate that we are able to remove the overburden cover to study these zones in finite terms. We feel that uncovering both Keats and Iceberg will contribute significantly to the understanding of this gold system and future study work.

Figure 1. Keats Trench plan map with the simplified geology, channel sample assay results and gold grade contours

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Figure 2. Photos of mineralization from KM-24-01-17

^Note that these photos are not intended to be representative of gold mineralization in KM-24-01-17

Figure 3. Progress photos of the Iceberg Trench that is currently being excavated

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

EVEREST
HONEYPOT
K2
JACKPOT
GLENWOOD SHEAR ZONE
VEGAS
LOTTO NORTH
Glenwood
Appleton
LOTTO
MONTE CARLO
KEATS-BASELINE FAULT ZONE?
POWERLINE
DOME
LITTLE
GOLDEN JOINT
ICEBERG ALLEY
ROAD
KEATS BASELINE FAULT ZONE
KEATS WEST
KEATS NORTH
ICEBERG EAST
COKES
ICEBERG
Figure 1
KEATS
TCW
421
APPLETON FAULT ZONE
TCH
BULLET
ROCKET
KNOB
QUARRY
GROUSE
QWN AFZ PLAN MAP
Deformation Zone
Interpreted KBFZ
Au Associated Fault Interpreted
Au Vein
Trans Canada Highway
Shale
Current Assays Reported
Property Boundary
NEWFOUND GOLD CORP
N
0
500
1,000m

Figure 4: Knob - Everest plan view map

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

Channel Details

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
KM-24-01-01	26.07	28.50	2.43	3.72	Keats Main Trench
KM-24-01-02	25.90	28.37	2.47	1.75	Keats Main Trench
And	33.00	40.22	7.22	1.04
And	41.89	44.22	2.33	1.01
And	46.18	49.06	2.88	1.21
KM-24-01-03	1.90	4.54	2.64	1.78	Keats Main Trench
KM-24-01-04	29.49	31.74	2.25	2.95	Keats Main Trench
KM-24-01-05	11.57	14.14	2.57	2.74	Keats Main Trench
And	26.87	29.11	2.24	2.69
KM-24-01-06	7.48	10.06	2.58	1.24	Keats Main Trench
KM-24-01-07	4.45	7.11	2.66	1.85	Keats Main Trench
And	28.75	30.88	2.13	1.03
KM-24-01-08	No Significant Values				Keats Main Trench
KM-24-01-09	33.30	39.60	6.30	1.26	Keats Main Trench
And	47.22	49.70	2.48	1.54
KM-24-01-10	13.12	15.79	2.67	1.36	Keats Main Trench
And	35.13	39.51	4.38	2.78
KM-24-01-11	7.03	10.80	3.77	5.39	Keats Main Trench
Including	7.03	7.97	0.94	18.78
And	14.93	16.98	2.05	10.87
Including	15.43	16.18	0.75	27.80
And	22.59	25.15	2.56	26.23
Including	24.15	25.15	1.00	60.84
And	30.03	34.91	4.88	7.35
Including	30.03	30.93	0.90	37.65
And	48.23	50.90	2.67	35.61
Including	48.23	49.08	0.85	108.74
And	58.86	61.07	2.21	1.90
KM-24-01-12	20.77	25.98	5.21	214.97	Keats Main Trench
Including	20.77	21.67	0.90	14.72
And	22.58	24.18	1.60	688.66
And Including	22.58	23.58	1.00	1088
And	31.63	34.92	3.29	1.89
Including	31.63	32.03	0.40	11.77
KM-24-01-13	32.58	39.13	6.55	27.70	Keats Main Trench
Including	33.23	33.98	0.75	37.14
Including	35.68	36.23	0.55	263.48
KM-24-01-14	31.28	36.44	5.16	2.56	Keats Main Trench
KM-24-01-15	25.25	29.80	4.55	1.73	Keats Main Trench
And	50.77	53.02	2.25	9.73
Including	51.32	52.07	0.75	27.76
And	60.58	62.63	2.05	1.84
KM-24-01-16	17.50	31.20	13.70	10.38	Keats Main Trench
Including	19.25	20.20	0.95	128.71
And	44.25	70.84	26.59	13.41
Including	54.89	57.34	2.45	63.41
Including	58.34	63.00	4.66	13.61
Including	63.98	67.04	3.06	28.28
Including	69.94	70.84	0.90	12.46

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Zone
KM-24-01-17	18.33	32.40	14.07	3.77	Keats Main Trench
Including	25.80	27.00	1.20	16.82
Including	27.85	28.60	0.75	10.88
And	39.97	51.59	11.62	33.57
Including	48.36	51.59	3.23	119.31
And	56.70	62.37	5.67	19.04
Including	59.39	61.77	2.38	43.62
And	73.66	78.76	5.10	300.36
Including	73.66	74.47	0.81	32.74
Including	76.22	77.86	1.64	907.44
And Including	76.22	77.02	0.80	1808
KM-24-01-18	16.90	20.25	3.35	1.20	Keats Main Trench
And	24.40	26.70	2.30	8.20
Including	25.80	26.70	0.90	14.04
And	35.85	52.45	16.60	38.88
Including	38.35	41.45	3.10	44.53
Including	44.60	46.80	2.20	221.00
And	61.05	69.00	7.95	2.47
And	79.15	81.50	2.35	1.17
KM-24-01-19	22.78	25.19	2.41	2.18	Keats Main Trench
And	35.32	37.93	2.61	1.52
And	48.48	53.70	5.22	1.13
KM-24-01-20	No Significant Values				Keats Main Trench
KM-24-01-21	No Significant Values				Keats Main Trench
KM-24-01-22	38.05	41.00	2.95	1.77	Keats Main Trench
KM-24-01-23	54.85	57.60	2.75	1.15	Keats Main Trench
KM-24-01-24	No Significant Values				Keats Main Trench
KM-24-01-25	No Significant Values				Keats Main Trench
KM-24-01-26	17.55	20.05	2.50	1.24	Keats Main Trench
KM-24-01-27	No Significant Values				Keats Main Trench

Table 2: Summary of composite results reported in this press release for Keats Trench channel samples

True widths are generally estimated to be 70% to 95% of reported intervals. Infill veining in secondary structures with multiple orientations crosscutting the primary host structures are commonly observed which could result in additional uncertainty in true width. Undulations in the bedrock surface could also result in additional uncertainty in true width. Composite intervals reported carry a minimum weighted average of 1 g/t Au diluted over a minimum core length of 2m with a maximum of 4m consecutive dilution. Included high-grade intercepts are reported as any consecutive interval with grades greater than 10 g/t Au. Grades have not been capped in the averaging and intervals are reported as channel length.

Channel No.	Azimuth (°)	Length (m)	Channel Start UTM E	Channel Start UTM N
KM-24-01-01	118	40.92	658087	5427477
KM-24-01-02	118	53.87	658117	5427512
KM-24-01-03	118	16.28	658101	5427461
KM-24-01-04	118	47.04	658088	5427484
KM-24-01-05	118	51.22	658094	5427490
KM-24-01-06	118	49.32	658099	5427496
KM-24-01-07	118	45.98	658105	5427501
KM-24-01-08	118	49.76	658111	5427507
KM-24-01-09	118	56.99	658124	5427516
KM-24-01-10	118	55.20	658132	5427521
KM-24-01-11	118	58.87	658138	5427526
KM-24-01-12	118	91.40	658140	5427533
KM-24-01-13	118	91.08	658144	5427539
KM-24-01-14	118	87.81	658153	5427543
KM-24-01-15	118	96.35	658161	5427548
KM-24-01-16	118	90.07	658169	5427552
KM-24-01-17	118	91.63	658173	5427558
KM-24-01-18	118	77.20	658180	5427563
KM-24-01-19	118	76.86	658187	5427568

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Channel No.	Azimuth (°)	Length (m)	Channel Start UTM E	Channel Start UTM N
KM-24-01-20	118	69.05	658192	5427573
KM-24-01-21	118	61.62	658201	5427577
KM-24-01-22	118	57.19	658206	5427583
KM-24-01-23	118	56.00	658209	5427590
KM-24-01-24	118	51.75	658215	5427595
KM-24-01-25	118	55.17	658217	5427602
KM-24-01-26	118	52.54	658223	5427608
KM-24-01-27	118	20.68	658244	5427605

Table 3: Details of channels reported in this press release

Queensway 650,000m Drill Program Update

The Company is currently undertaking a 650,000m drill program at Queensway. Approximately 232m of channels is currently pending assay results.

Sampling, Sub-sampling, and Laboratory

All channel samples are collected directly from the bedrock.

A geologist examines the bedrock and marks out the intervals to be sampled and the cutting line. Sample lengths are mostly 1.0 metre and adjusted to respect lithological and/or mineralogical contacts and isolate narrow (<1.0m) veins or other structures that may yield higher grades.

Technicians saw the channel along the cut line, producing two lines 5 cm apart and approximately 6-8 cm deep. The sample is removed from the bedrock and placed into sample bags. Individual sample bags are sealed and placed into totes, which are then sealed and marked with the contents.

New Found has submitted channel samples for gold determination photon assay or screened metallic at ALS in Thunder Bay, Ontario. ALS is an ISO-17025 accredited laboratory for the photon assay and screened metallic methods.

Samples submitted to ALS received gold analysis by photon assay whereby the entire sample is crushed to approximately 70% passing 2 mm mesh. The sample is then riffle split and transferred into jars. For “routine” samples that do not have VG identified and are not within a mineralized zone, one (300-500g) jar is analyzed by photon assay. If the jar assays greater than 0.8 g/t, the remaining crushed material is weighed into multiple jars and submitted for photon assay.

For samples that have VG identified, the entire crushed sample is riffle split and weighed into multiple jars that are submitted for photon assay. The assays from all jars are combined on a weight-averaged basis.

For samples which returned values >350 g/t, the samples were submitted for screen metallic. All jars were analysed, with results combined as a weighted average. For the screened metallics assay, the entire coarse fraction (sized greater than 106 microns) is fire-assayed, and two splits of the fine fraction (sized less than 106 microns) are fire-assayed with a gravimetric finish.

Channel sample design, Quality Assurance/Quality Control, and interpretation of results are performed by qualified persons employing a rigorous Quality Assurance/Quality Control program consistent with industry best practices. Standards and blanks account for a minimum of 10% of the samples in addition to the laboratory’s internal quality assurance programs.

Quality Control data are evaluated on receipt from the laboratories for failures. Appropriate action is taken if assay results for standards and blanks fall outside allowed tolerances. All results stated have passed New Found’s quality control protocols.

New Found Gold Corp.	8	TSX-V: NFG, NYSE-A: NFGC

New Found’s quality control program also includes submission of a duplicate channel for 2% of the channel sample intervals. In addition, approximately 1% of sample pulps for mineralized samples are submitted for re-analysis to a second ISO-accredited laboratory for check assays.

The Company does not recognize any factors sampling, or recovery that could materially affect the accuracy or reliability of the assay data disclosed.

The assay data disclosed in this press release have been verified by the Company’s Qualified Person against the original assay certificates.

The Company notes that it has not completed any economic evaluations of its Queensway Project and that the Queensway Project does not have any resources or reserves.

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer of the Company, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this press release dated September 23, 2024, by New Found. Mr. Matheson certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland and Labrador, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 650,000m drill program at Queensway and is well funded for this program with cash and marketable securities of approximately $45 million as of September 2024.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR+ profile at www.sedarplus.ca.

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.
Per: “Collin Kettell”
Collin Kettell, Chief Executive Officer
Email: ckettell@newfoundgold.ca
Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

New Found Gold Corp.	9	TSX-V: NFG, NYSE-A: NFGC

Forward-Looking Statement Cautions

This press release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, relating to exploration, drilling and mineralization on the Company’s Queensway gold project in Newfoundland and Labrador; the Keats and Iceberg surface trenching programs and the expected next steps, timing and benefits of such programs; assay results; the interpretation of drilling and assay results, the results of drilling programs, mineralization and the discovery of zones of high-grade gold mineralization; plans for future exploration and drilling and the timing of same; the merits of the Queensway project; future press releases by the Company; and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “interpreted”, “intends”, “estimates”, “projects”, “aims”, “suggests”, “indicate”, “often”, “target”, “future”, “likely”, “pending”, “potential”, “goal”, “objective”, “prospective”, “possibly”, “preliminary”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration, drilling and assay results, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	10	TSX-V: NFG, NYSE-A: NFGC